UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 25, 2006

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On October 25, 2006, Mittal Steel Company N.V. (“Arcelor Mittal”) announced that, pursuant to a decision by the Comissão De Valores Mobiliáros (the "CVM"), the Brazilian securities regulator, Arcelor Mittal shall file with the Brazilian authorities a request for registration with respect to a public offer (the “Offer”) for all of the remaining outstanding shares in Arcelor Brasil S.A. (“Arcelor Brasil”) that are not yet owned by Arcelor S. A. (“Arcelor”) or any other affiliate of Arcelor Mittal.

Under the terms of the Offer, Arcelor Brasil shareholders tendering their shares in the Offer will receive consideration equal to €12.1184 (the “Reference Value”) per share tendered. The consideration may be received in one of the two following forms, at the option of the holder:

•	In cash (the “Cash Option”), to be paid in Brazilian Reais, using the exchange rate in effect on the last day of the offer period (the “Reference Exchange Rate”), or
•	In a mixture of cash (for 30.4% of the Reference Value) and Class A Common shares of Arcelor Mittal (for 69.6% of the Reference Value) (the “Mixed Option”), where:
o	The cash portion will be paid in Brazilian Reais, converted using the Reference Exchange Rate, and
o

The share portion per Arcelor Brasil share will be satisfied by delivering a number of Arcelor Mittal shares arrived at by dividing 69.6% of the Reference Value by the greater of: (i) the volume weighted average closing price of a Class A Common share of Arcelor Mittal on the New York Stock Exchange for the five business days ending on the last day of the offer period of the Offer, converted into euros at the Reference Exchange Rate and (ii) the closing price of a Class A Common share of Arcelor Mittal on the New York Stock Exchange on October 24, 2006 translated into euro (or €34.08).

The maximum amount of cash to be paid by Arcelor Mittal will be approximately € 2.6 billion (assuming 100% acceptance of the Cash Option) and the maximum number of Arcelor Mittal shares to be issued will be approximately 52.8 million, representing 3.7% of the share capital of Arcelor Mittal on a fully diluted basis (assuming 100% acceptance of the Mixed Option).

The Mixed Option shall not be available to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended).

The request for registration of the Offer is subject to analysis and approval by the Brazilian authorities and its features are subject to adjustment until such registration is obtained. Arcelor Mittal reserves the right not to proceed with the Offer in the event that the Brazilian authorities require material modifications to the terms and conditions thereof.

No offer of securities for distribution or sale is being made in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States.

Any offer that is made will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary